Filed by salesforce.com, inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2

of the Securities Exchange Act of 1934, as amended

Subject Company: Tableau Software, Inc.

(Commission File No. 001-35925)

The following communications are being filed in connection with the acquisition of Tableau Software, Inc. by salesforce.com, inc.

Transcript of Interview with Marc Benioff, Chief Executive Officer of salesforce.com, inc.,

on CNBC’s Mad Money on June 10, 2019

[music] I know everybody’s focused on this United Technologies-Raytheon [inaudible], I like that one. We got another huge merger this morning. Cramer fave, Salesforce, is buying another company I like very much, Tableau Software, the cloud-based analytics play, for roughly $15.7 billion in stock. I think this is a huge win for Salesforce. They have a fabulous enterprise software platform, but they needed a business intelligence offering that is the best in the country. Well, maybe the world, now they’ve got it. However, the stock sold off in the news because it’s an all-stock transaction. It’s going to shave as much as 39 cents off the company’s earnings per share this year. I’m betting the sellers are being short-sighted. To me, this is like a wildlife blend. Salesforce bought MuleSoft early last year. Stock got slammed. Turned out to be a terrific buying opportunity. Don’t forget, the company just reported a spectacular quarter last week. Don’t take it from me. Let’s dig deeper with Marc Benioff, the visionary chairman and co-CEO of Salesforce, to learn more about this deal. Mr. Benioff, welcome back to Mad Money.

Jim, thanks for having me, and hello from New York City.

Well, I was going to say I’m so used to the San Francisco backdrop. What are you doing in town?

Well, we’re opening our Salesforce tower in New York City tonight on our Ohana Floor, which is the very top floor of the building. As you know, we took over the MetLife Building at Bryant Park, and we’ll open our Ohana Floor. And what makes the Ohana Floor special is not just this is an incredible wide open floor in the top of this beautiful building, but as part of Salesforce’s culture, we provide our top floors of our buildings to non-profits and NGOs for free at night so they can run their events and programs when we are not using them.

For those of us who have run these balls, I’ve got to tell you, that’s our biggest cost. So thank you very much for all the charities who need that.

We’re really excited to give those floors to the non-profits. They certainly can use them.

Yeah. Oh, boy. More than ever. Marc, you made an acquisition today that I told you as soon as I saw it, it took my breath away how brilliant it is. The one thing that you lacked, I felt, because you are very customer-centric, is you needed the single best data analytics. Not just the dashboard, but everything, so it could be easy even for Trailhead people to learn. It’s the simplest and easiest. People can look at it by going to a public site, and it’s absolutely fantastic. So let me ask you, why do you think the stock market took it as if you paid too much?

Well, Jim, you’re absolutely right. There’s really three cornerstones with digital transformation, and the first one is the customer. And of course, we do that in spades. We do that better than anybody else. And the second, well, we did that a year ago with MuleSoft integration, the ability to integrate all your data sources together so you can get a more holistic view, or what we call Customer 360. But you’re really touching on the third cornerstone of digital transformation, which is the analytics and the visualization and the business intelligence to see everything in your company. And as you know, Jim, there’s no more amazing company in that category than Tableau, whose mission is to make sure that the world can see and understand data, and that is what excites us as well.

Well, I think it’s important to point out – Adam Selipsky’s been on the show. There was a time when we really weren’t that interested on our show with Tableau data because I didn’t really think it was a cloud-based company. Adam comes from Amazon. In a remarkably short period of time, he makes it really so it can be if you want on-premise, you want cloud, it’s still the best data. It sounded like there’s some of your key customers, like the one you mentioned in Minnesota, were demanding that you merge or have something, a deal, with these guys.

Well, you’re exactly right. I was in Minneapolis just last week, and when I was with one of our very largest customers, they’re doing some incredible work with their supply chain and the ability to connect with their customer on a whole new way. And, of course, that’s what we do for them. But at the very end of the meeting, they’re talking about how they’re going to visualize and provide analytics and business intelligence on this incredible infrastructure that we’ve helped them build, and they had chosen Tableau. And then, of course, in the back of my mind I’m thinking, “Wow, this is just going to be an incredible acquisition for Salesforce.” Because it’s really the best of both worlds. It’s two amazing companies coming together. And Tableau is a company at scale, Jim. It’s an incredible company, and putting that together with Salesforce, it just supercharges both of our organizations.

Well, do you think people just have short memories? I mean, literally, just a little more than a year ago, you bought MuleSoft. I know you did it on our show, our morning show, and I said, “Marc, you paid too much.” And you said, “Jim, that’s short-sighted. Look what’s going to happen.” It was seven days and then the stock was back. I mean, I think, once again, you have [delusion?], but the cash flow’s fantastic for the two companies together.

Well, first of all, in terms of cash flow, Jim, I don’t know if you remember our quarter that we just announced last week, but we had record cash flows and we’ve had phenomenal cash generation. Our business has done a great job in cash. But I have to be honest with you, Jim. Tableau didn’t want our cash. They wanted our equity because they know that the real value here is in the company that we’re creating together. And we would’ve been more than happy to give them any currency they wanted, but ultimately, they want our stock, and hey, I can’t blame them. Look at how it’s performed over the last decade. It’s been incredible. And I have a huge vision, and so do they, on what’s possible for the future. And when you look at that, we’re really looking at a company that’s going to fast-track to 30 billion in revenue and enterprise software, and there just isn’t very many of those companies out there today.

Now, someone was saying to me, “Look, Jim, if you think they’re so smart, why couldn’t they just go build this themselves?” I said, in return, that you want both ease to use and the best in show. Because I think if you just talked about Trailhead for a second, people would recognize using that public site that you suggest everybody look at, why this is so synergistic.

I have to be honest with you, Jim. I am a huge believer in innovation. It’s one of our core values. You know our four core values: trust, customer success, innovation, and equality. Well, let me just talk about innovation for a second. I so strongly believe in not just organic innovation—and you’ve seen that, of course, our core Sales Cloud, our core Service Cloud, our core platform—but I also strongly believe that companies, to be competitive and successful today, have to also believe in inorganic innovation, and you don’t have to look any further than things like our Marketing Cloud or our Commerce Cloud, and you’ve spoken, now, about our Integration Cloud as well. And in these technologies, we were able to acquire great companies, companies that you know like ExactTarget, like Demandware, and like MuleSoft, that became the heart of our Customer 360. We can’t build the technology fast enough to be able to deliver to our customers’ demand. And now, by doing that, we’re able to create this complete Customer 360 platform that gives our customers everything they do to not only connect with their customers in a whole new way, not only to connect with every data source they have, but also to be able to have the visualization, data analytics, and business intelligence to achieve their total success. And for digital transformation, which is what’s happening right now, Jim, that is mission critical.

Well, look, I think it’s a great acquisition. People are being shortsighted. They’re looking at 30-whatever cents per share. They’re not thinking about the much bigger picture. But Marc is, and so is Adam, who’s such a sensational person. Thank you, Marc Benioff, chairman, co-CEO of Salesforce.

Jim, go Warriors.

Well, you might need that—good. You need KD there, I’ve got to tell you. So debate me.

Come to the Ohana Floor tonight, Jim. We’re going to watch the Warriors win.

All right. We love Greg, too, from the Warriors. Mad Money’s back after the break.

Don’t miss a second of Mad Money. Follow @jimcramer on Twitter. Have a question? Tweet Cramer, #madtweets. Send Jim an email to madmoney@cnbc.com, or give us a call at 1-800-743-CNBC. Miss something? Head to madmoney.cnbc.com.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that salesforce.com, inc. (“Salesforce”), its acquisition subsidiary or Tableau Software, Inc. (“Tableau”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, Salesforce and its acquisition subsidiary will file a tender offer statement on Schedule TO, Salesforce will file a registration statement on Form S-4 and Tableau will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. TABLEAU STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF TABLEAU SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all Tableau stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Salesforce will be available free of charge under the Financials heading of the Investor Relations section of Salesforce’s website at www.salesforce.com/investor or by contacting Salesforce’s Investor Relations department at investor@salesforce.com. Copies of the documents filed with the SEC by Tableau will be available free of charge under the SEC filings heading of the Investor section of Tableau’s website at https://investors.tableau.com or by contacting Tableau’s Investor Relations department at ir@tableau.com.

In addition to the Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, Salesforce and Tableau file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Salesforce and Tableau at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Salesforce’s and Tableau’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information related to Salesforce, Tableau and the acquisition of Tableau by Salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed transaction, Salesforce’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of Salesforce or Tableau, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of Salesforce to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of Tableau’s shares being validly tendered into the exchange offer to meet the minimum condition; Salesforce’s ability to secure regulatory approvals on the terms expected, in a timely manner or at all; Salesforce’s ability to successfully integrate Tableau’s operations; Salesforce’s ability to implement its plans, forecasts and other expectations with respect to Tableau’s business after the completion of the transaction and realize expected synergies; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; the impact of Tableau’s business model on Salesforce’s ability to forecast revenue results; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative effects of the announcement or the consummation of the proposed transaction on the market price of Salesforce’s common stock or on Salesforce’s operating results; significant transaction costs; unknown liabilities; the risk of litigation or regulatory actions related to the proposed transaction; the effect of the announcement or pendency of the transaction on Tableau’s business relationships, operating results, and business generally; the effect of general economic and market conditions; the impact of geopolitical events; the impact of foreign currency exchange rate and interest rate fluctuations on Salesforce’s results; Salesforce’s business strategy and Salesforce’s plan to build its business, including Salesforce’s strategy to be the leading provider of enterprise cloud computing applications and platforms; the pace of change and innovation in enterprise cloud computing services; the seasonal nature of Salesforce’s sales cycles; the competitive nature of the market in which Salesforce participates; Salesforce’s international expansion strategy; Salesforce’s service performance and security, including the resources and costs required to avoid unanticipated downtime and prevent, detect and remediate potential security breaches; the expenses associated with new data centers and third-party infrastructure providers; additional data center capacity; real estate and office facilities space; Salesforce’s operating results and cash flows; new services and product features; Salesforce’s strategy of acquiring or making investments in complementary businesses, joint ventures, services, technologies and intellectual property rights; the performance and fair value of Salesforce’s investments in complementary businesses through Salesforce’s strategic investment portfolio; Salesforce’s ability to realize the benefits from strategic partnerships, joint ventures and investments; the impact of future gains or losses from Salesforce’s strategic investment portfolio including gains or losses from overall market conditions that may affect the publicly traded companies within Salesforce’s strategic investment portfolio; Salesforce’s ability to execute its business plans; Salesforce’s ability to successfully integrate acquired businesses and technologies; Salesforce’s ability to continue to grow unearned revenue and remaining performance obligation; Salesforce’s ability to protect its intellectual property rights; Salesforce’s ability to develop its brands; Salesforce’s reliance on third-party hardware, software and platform providers; Salesforce’s dependency on the development and maintenance of the infrastructure of the Internet; the effect of evolving domestic and foreign government regulations, including those related to the provision of services on the Internet, those related to accessing the Internet, and those addressing data privacy, cross-border data transfers and import and export controls; the valuation of Salesforce’s deferred tax assets and the release of related valuation allowances; the potential availability of additional tax assets in the future; the impact of new accounting pronouncements and tax laws; uncertainties affecting Salesforce’s ability to estimate its tax rate; the impact of expensing stock options and other equity awards; the sufficiency of Salesforce’s capital resources; factors related to Salesforce’s 2023 and 2028 senior notes, revolving credit facility, 2021 term loan and loan associated with 50 Fremont; compliance with Salesforce’s debt covenants and lease obligations; current and potential litigation involving Salesforce; and the impact of climate change.

Further information on these and other risk and uncertainties relating to Salesforce can be found in its reports filed on Forms 10-K, 10-Q and 8-K and in other filings Salesforce makes with the SEC from time to time and available at www.sec.gov. These documents are available under the Financials heading of the Investor Relations section of Salesforce’s website at www.salesforce.com/investor. The forward-looking statements included in this communication are made only as of the date hereof. Salesforce and Tableau assume no obligation and does not intend to update these forward-looking statements, except as required by law.